Exhibit 17.2

DELIVERED VIA EMAIL

February 1, 2026

Wellgistics Health, Inc.

3000 Bayport Drive, Suite 950

Tampa, FL 33607

Re: Resignation from Board of Directors and Committees

Dear Mr. Ajjarapu, Chairman of the Board:

I hereby resign from the Board of Directors of Wellgistics Health, Inc., and from the Audit and Compensation Committees of the Board, effective immediately.

My resignation is not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

I appreciate the opportunity to have served the Company and value the professionalism and dedication of my fellow directors and the management team.

Please confirm receipt of this resignation.

Best Regards,

Howard Doss

Cc: Board Members, Management and Legal Counsel